Exhibit 99.3

P R E S S   R E L E A S E

For Immediate Release	24 September 2004

Cadbury Schweppes Updates on US Business Transition and Trading Ahead of
Autumn Investor and Analyst Meetings

Ahead of an investor roadshow in the US and an investor/analyst visit to our Bournville manufacturing facility in the UK, Cadbury Schweppes makes the following comments on important changes to its business infrastructure in US confectionery and trading for the group since the end of the half-year.

•	On August 12, our US confectionery business transferred the provision of key business services from systems and infrastructure managed by Pfizer to newly created systems and infrastructure owned and managed by Cadbury Schweppes. As part of the Adams acquisition agreement, Pfizer contracted to provide these services to Cadbury Schweppes in the US and Canada for a period of up to 2 years.

•	Taken in total, to date we are satisfied with the implementation of this complex and challenging project in the US. Project costs, primarily related to double-running of systems and sales disruption, are within the range of our expectations. The Canadian business transition to the new Cadbury Schweppes systems will take place in early 2005.

•	On the trading front, our confectionery businesses around the world have continued to perform well. In the US, although the beverage market has been weaker than expected, our CSD portfolio has continued to outperform the market. Our European beverage business has had a more difficult summer than anticipated. This is in line with the industry as a whole where cold and wet weather in 2004 compares with record summer temperatures in 2003.

•	Although a significant proportion of our sales and profits are earned in the final three months of the year, we continue to expect to deliver financial results within our goal ranges but toward the lower end. We will provide an update on the US business transition and 2004 performance at our December 15th trading update.

Ends
For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com
Capital Market Enquiries	020-7830-5095/5124
Sally Jones
Mary Jackets
Media Enquiries	020-7409 1313
Andraea Dawson-Shepherd
Dora McCabe
The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

Forward Looking Statements

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

Notes to Editors:

1.	About Cadbury Schweppes

Cadbury Schweppes is a major global Group which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs around 54,000 people and is a leading world-wide confectionery company. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company

2.	Cadbury Schweppes’ Financial Goal Ranges

In pursuit of the Group's goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period.  These are:

•	Turnover growth of between 3% and 5% per annum at constant currency

•	Underlying operating margin growth (before goodwill/intangibles amortisation and exceptional items) of between 50 and 75 basis points per annum at constant currency

•	Free cash flow (as explained on page 17 of our Report & Accounts and Form 20-F) totalling £1.5 billion over the four year period.